                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Saville Systems PLC
                               (Name of Issuer)

                         Ordinary Shares, Nominal Value $.0025
                        (Title of Class of Securities)

                                 805174109
                               (CUSIP Number)

                            Peter A. Nussbaum, Esq.
                           Schulte Roth & Zabel LLP
                              900 Third Avenue
                           New York, New York 10022
                                (212) 756-2000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               August 1, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 805174109                                         Page 2 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    VGH Partners, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        502,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     502,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    502,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.7%

     14        TYPE OF REPORTING PERSON*
                    OO

SCHEDULE 13D

CUSIP No. 805174109                                      Page 3 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        502,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     502,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    502,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.7%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 805174109                               Page 4 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        706,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     706,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    706,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.9%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 805174109                                Page 5 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Jeffrey N. Vinik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,208,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,208,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,208,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 805174109                               Page 6 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Michael S. Gordon

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,208,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,208,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,208,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 805174109                               Page 7 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mark D. Hostetter

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,208,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,208,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,208,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 805174109                               Page 8 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        706,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     706,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    706,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.9%

     14        TYPE OF REPORTING PERSON*
                    OO

SCHEDULE 13D                                                Page 9 of 17 Pages

ITEM 1.   SECURITY AND ISSUER.

      This statement relates to the ordinary shares, $.0025 nominal value per share (the "Common Stock"), issued by Saville Systems PLC, a Republic of Ireland corporation (the "Company"), whose principal executive offices are located at IDA Business Park, Dangan, Galway, Ireland.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) This statement is filed by (i) Vinik Partners, L.P., a Delaware limited partnership ("Vinik Partners"), with respect to shares of Common Stock beneficially owned by it, (ii) Vinik Asset Management, L.P., a Delaware limited partnership ("VAM LP"), with respect to shares of Common Stock beneficially owned by Vinik Overseas Fund, Ltd., a Cayman Islands company ("Vinik Overseas"), as well as shares of Common Stock held in another discretionary account (the "Discretionary Account") managed by VAM LP, (iii) Jeffrey N. Vinik, Michael S. Gordon and Mark D. Hostetter with respect to shares of Common Stock beneficially owned by Vinik Partners, Vinik Overseas, and the Discretionary Account; (iv) VGH Partners, L.L.C., a Delaware limited liability company ("VGH"), with respect to shares of Common Stock beneficially owned by Vinik Partners; and (v) Vinik Asset Management, L.L.C., a Delaware limited liability company ("VAM LLC"), with respect to shares of Common Stock beneficially owned by Vinik Overseas and the Discretionary Account. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      The general partner of Vinik Partners is VGH. The general partner of VAM LP is VAM LLC. Mr. Vinik is the senior managing member, and Messrs. Gordon and Hostetter are managing members, of VGH and VAM LLC.

      (b) The business address of each of the Reporting Persons is 260 Franklin Street, Boston, Massachusetts 02110. The business address of Vinik Overseas is c/o Citco Fund Services (Cayman Islands) Ltd., West Bay Road, Grand Cayman, Cayman Islands.

      (c) The principal business of Vinik Partners is that of a private investment firm engaging in the purchase and sale of securities for investment for its own account. The principal business of VAM LP is that of an investment adviser engaging in the purchase and sale of securities for investment on behalf of Vinik Overseas and the Discretionary Account. The principal business VGH and VAM LLC is that of acting as the general partner of Vinik Partners and VAM LP, respectively. The principal occupation of Mr. Vinik is serving as the senior managing member of VGH and VAM LLC. The principal occupation of Messrs. Gordon and Hostetter is serving as managing members of VGH and VAM LLC.

      (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                           Page 10 of 17 Pages

      (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
       (f)   Messrs. Vinik, Gordon and Hostetter are United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock held by Vinik Partners, Vinik Overseas and the Discretionary Account is $26,812,250.17, $35,532,708.30 and $2,118,026.20, respectively.
      The shares of Common Stock purchased by Vinik Partners were purchased with the investment capital of the entity. The shares of Common Stock purchased on behalf of Vinik Overseas and the Discretionary Account were purchased with their investment capital.
      The shares of Common Stock beneficially owned by Vinik Partners, Vinik Overseas and the Discretionary Account are held in margin accounts maintained at Morgan Stanley & Co. Incorporated, which accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Currently, the interest rate charged on such various margin accounts is approximately 6.0% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).
      Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

                                                           Page 11 of 17 Pages

      None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 18,296,067 shares outstanding, which is the total number of shares of Common Stock outstanding as of July 29, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended June 30, 1997 (which is the most recent Form 10-Q on file).

      As of the close of business on August 8, 1997:

            (i) Vinik Partners owns beneficially 502,800 shares of Common Stock, constituting approximately 2.7% of the shares outstanding.
            (ii) VAM LP owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VAM LP may be deemed to own beneficially 666,300 shares (constituting approximately 3.6% of the shares outstanding) held by Vinik Overseas, and 39,700 shares of Common Stock (constituting approximately 0.2% of the shares outstanding) held by the Discretionary Account, which, when aggregated, total 706,000 shares of Common Stock, constituting approximately 3.9% of the shares outstanding.
            (iii) Messrs. Vinik, Gordon and Hostetter each directly owns no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the 502,800 shares beneficially owned by Vinik Partners, the 666,300 shares beneficially owned by Vinik Overseas, and the 39,700 shares beneficially owned by the Discretionary Account. Such shares total 1,208,800 shares of Common Stock, constituting approximately 6.6% of the shares outstanding.
            (iv) VGH owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, VGH may be deemed to own beneficially the 502,800 shares beneficially owned by Vinik Partners, which constitutes approximately 2.7% of the shares outstanding.
            (v) VAM LLC owns directly no shares of Common Stock. By reasons of the provisions of Rule 13d-3 of the Act, VAM LLC may be deemed to own the 666,300 shares beneficially owned by Vinik Overseas and the 39,700 shares beneficially owned by the Discretionary Account. When the shares beneficially owned by Vinik Overseas and the Discretionary Account are aggregated they total 706,000 shares of Common Stock, constituting approximately 3.9% of the shares outstanding.
            (vi) In the aggregate, the Reporting Persons beneficially own a total of 1,208,800 shares of Common Stock, constituting approximately 6.6% of the shares outstanding.

                                                           Page 12 of 17 Pages

           (b) Vinik Partners has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, VGH. Each of Vinik Overseas and the Discretionary Account is a party to an investment management agreement with VAM LP pursuant to which VAM LP has investment authority with respect to securities held in such account. Such authority includes the power to dispose of and the power to vote securities held in such accounts. Such power may be exercised by VAM LP's general partner, VAM LLC. Jeffrey N. Vinik, as the senior managing member of VGH and VAM LLC, and Messrs. Gordon and Hostetter, as managing members thereof, have shared power to dispose of and shared power to vote the Common Stock held by other Reporting Persons.
            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to August 1, 1997 until August 8, 1997 by Vinik Partners and by VAM LP, on behalf of Vinik Overseas and the Discretionary Account, are set forth in Schedules A, B and C.
            (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

                                                           Page 13 of 17 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 11, 1997              /s/ Jeffrey N. Vinik,
                                    JEFFREY N. VINIK, individually
                                    and as senior managing member of
                                    VGH Partners, L.L.C., on behalf
                                    of VINIK PARTNERS, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of Vinik Asset Management, L.L.C.,
                                    on behalf of VINIK ASSET MANAGEMENT, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of VGH PARTNERS, L.L.C. and
                                    VINIK ASSET MANAGEMENT, L.L.C.

                                    /s/ Michael S. Gordon, individually
                                    MICHAEL S. GORDON

                                    /s/ Mark D. Hostetter, individually
                                    MARK D. HOSTETTER

                                                           Page 14 of 17 Pages

                                  Schedule A

                             Vinik Partners, L.P.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

06/23/97                        (200)                    $52.3483
06/23/97                      (8,100)                     52.5655
06/25/97                       1,200                      50.1792
06/26/97                       2,100                      50.0000
06/26/97                       2,200                      50.2679
06/27/97                       1,900                      50.5250
07/03/97                       5,200                      52.3750
07/07/97                       4,200                      52.1250
07/08/97                       2,100                      52.1250
07/15/97                       4,200                      54.4000
07/16/97                       2,100                      54.5250
07/17/97                       2,100                      53.5000
07/18/97                       1,000                      52.2500
07/23/97                       3,100                      51.0000
07/23/97                       2,100                      51.6250
07/24/97                      12,500                      51.4583
07/25/97                       8,200                      54.6250
07/30/97                      27,000                      62.2115
07/31/97                       4,200                      63.8125
08/01/97                      27,000                      61.1250
08/01/97                      36,400                      63.0607
08/04/97                      43,900                      66.8780
08/05/97                       2,100                      66.2500
08/05/97                      22,000                      67.1899
08/06/97                      41,600                      68.8400
08/08/97                       2,100                      66.6250

                                                           Page 15 of 17 Pages

                                   Schedule B

                            Vinik Asset Management, L.P.
                                  on behalf of
                            Vinik Overseas Fund, Ltd.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

06/23/97                         (300)                     $52.3483
06/23/97                      (10,700)                      52.5655
06/25/97                        1,700                       50.1792
06/26/97                        2,800                       50.0000
06/26/97                        2,900                       50.2679
06/27/97                        2,500                       50.5250
07/03/97                        6,900                       52.3750
07/07/97                        5,500                       52.1250
07/08/97                        2,700                       52.1250
07/15/97                        5,500                       54.4000
07/16/97                        2,700                       54.5250
07/17/97                        2,700                       53.5000
07/18/97                        1,400                       52.2500
07/23/97                        4,100                       51.0000
07/23/97                        2,700                       51.6250
07/24/97                       16,500                       51.4583
07/25/97                       11,100                       54.6250
07/30/97                       35,900                       62.2115
07/31/97                        5,500                       63.8125
08/01/97                       35,900                       61.1250
08/01/97                       48,300                       63.0607
08/04/97                       58,100                       66.8780
08/05/97                        2,700                       66.2500
08/05/97                       29,300                       67.1899
08/06/97                       55,100                       68.8400
08/08/97                        2,700                       66.6250

                                                           Page 16 of 17 Pages

                                  Schedule C

                            Vinik Asset Management, L.P.
                                on behalf of the
                              Discretionary Account

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

06/23/97                       (700)                      $52.5655
06/25/97                        100                        50.1792
06/26/97                        100                        50.0000
06/26/97                        200                        50.2679
06/27/97                        100                        50.5250
07/03/97                        400                        52.3750
07/07/97                        300                        52.1250
07/08/97                        200                        52.1250
07/15/97                        300                        54.4000
07/16/97                        200                        54.5250
07/17/97                        200                        53.5000
07/18/97                        100                        52.2500
07/23/97                        300                        51.0000
07/23/97                        200                        51.6250
07/24/97                      1,000                        51.4583
07/25/97                        700                        54.6250
07/30/97                      2,100                        62.2115
07/31/97                        300                        63.8125
08/01/97                      2,100                        61.1250
08/01/97                      2,800                        63.0607
08/04/97                      3,500                        66.8780
08/05/97                        200                        66.2500
08/05/97                      1,700                        67.1899
08/06/97                      3,300                        68.8400
08/08/97                        200                        66.6250

                                                           Page 17 of 17 Pages

                                 EXHIBIT 1

                        JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13D-1(F)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  August 11, 1997              /s/ Jeffrey N. Vinik,
                                    Jeffrey N. Vinik, individually
                                    and as senior managing member of
                                    VGH Partners, L.L.C., on behalf
                                    of VINIK PARTNERS, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of Vinik Asset Management, L.L.C.,
                                    on behalf of VINIK ASSET MANAGEMENT, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of VGH PARTNERS, L.L.C. and
                                    VINIK ASSET MANAGEMENT, L.L.C.

                                    /s/ Michael S. Gordon, individually
                                    MICHAEL S. GORDON

                                    /s/ Mark D. Hostetter, individually
                                    MARK D. HOSTETTER